EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
The Brink’s Company:

We consent to the incorporation by reference in Registration Statement Nos. 33-21393, 33-53565, 333-78631, 333-70758, 333-70772, 333-146673, 333-152552, 333-133073, 333-158285, 333-165567, 333-188342 and 333-217723 on Forms S-8 of our reports dated March 1, 2018, relating to the consolidated financial statements as of and for the year ended December 31, 2017 of The Brink’s Company and subsidiaries (the “Company”), and the effectiveness of the Company’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of certain deficiencies determined to be material weaknesses), appearing in this Annual Report on Form 10-K of The Brink's Company for the year ended December 31, 2017.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia
March 1, 2018